ZION OIL & GAS, INC.
6510 Abrams Rd., Suite 300
Dallas, Texas  75231

April 13, 2009

VIA EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-7010

Re:	Zion Oil & Gas, Inc. Registration Statement on Form S-3 Filed January 29, 2009, as subsequently amended by Amendment No. 1 (“Amendment No.1”) filed on March 31, 2009 File Number 333-157007

Dear Mr. Schwall:

This letter is in response to the three oral comments conveyed telephonically on April 10, 2009 by Ms. Tracey McNeil to our attorney, David Aboudi with respect to the above referenced Registration Statement, as Amended by Amendment No.1 (the “Amended S-3”).

With respect to the comment relating to the text at the introductory paragraph in the Amended S-3 under the caption “Risk Factors” incorporating other risk factors in material being incorporated by reference, please be advised that the Company will delete from such introductory paragraph the words “and in the materials incorporated by reference herein. See INFORMATION INCORPORATED BY REFERENCE ON PAGE 28 BELOW.” The Risk Factors presently included in Amendment No.1 reflect all of the pertinent risk factors facing the Company and its business. The Company will include in the prospectus (the “Prospectus”), or any supplement thereto, any additional risk factors that it may identify at the time of the filing of such instrument.

With respect to the first comment, the offering will be open for a period of approximately 30-60 days from the day when the subscription rights instrument will be first mailed to stockholders, subject to extensions by the Company. The initial mailing date should be no more than five business days following the record date. The Company will fix the record date once it knows the approximate date on which the Amended S-3 may be declared effective. The pertinent offering record and expiration dates will be specified in the Prospectus.

Finally, with respect to the third comment as to the reason for the incorporation by reference to the Company’s definitive proxy statement filed on April 29, 2008(appearing on page 28 of the Amended S-3), the Company will delete the reference to such proxy statement and instead incorporate the proxy statement filed subsequent to the filing of the Amended S-3 and in connection with the Company’s 2009 annual meeting of the stockholders.

We trust that the foregoing addresses the comments that were recently conveyed to us. Please do not hesitate to contact David Aboudi should you have any additional questions or comments.

Sincerely,
By:	/s/ Richard Rinberg

Richard Rinberg